Exhibit 1

FOR IMMEDIATE RELEASE	30 August 2012

WPP PLC (“WPP”)

Ogilvy and A+B Expedio announce joint venture in the Philippines

WPP announces that its wholly-owned operating network, Ogilvy & Mather, the global marketing communications company, and A+B Expedio, a leading below-the-line agency in the Philippines with expertise in activation and field and events management, have established a joint venture company in the Philippines, to be called OgilvyAction.

OgilvyAction brings together A+B Expedio’s field marketing capabilities, local activation experience and network with Ogilvy & Mather’s strength in analytics, strategy, development, digital and creative to offer best-in-class activation solutions.

The joint venture company will be based in Metro Manila.

This joint venture continues WPP’s strategy of developing its businesses in the fast growing economies of Asia Pacific, as well as Latin America, Africa and the Middle East, Central and Eastern Europe. Collectively, including associates, the Group employs more than 46,000 people in the Asia Pacific region, generating revenues of more than $4.7 billion. In the Philippines, the Group, including associates, employs approximately 1,000 people with revenues of $70 million.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204